

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

W. Douglas Parker
Chairman and Chief Executive Officer
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, AZ 85281

      Re: US Airways Group, Inc.
               Form 10-K: For the Fiscal Year Ended December 31, 2009
               File No. 001-08444
               Filed February 17, 2010
               US Airways, Inc.
               Form 10-K: For the Fiscal Year Ended December 31, 2009
               File No. 001-08442
               Filed February 17, 2010

Dear Mr. Parker:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    Lyn Shenk
                    Branch Chief